Exhibit 97.1

Recovery policy under the SEC’s compensation clawback rules

Objective

To recover erroneously awarded incentive-based compensation during a recovery period when the accounting restatement changes financial reporting measures that affect the amount of such compensation.

Effective date : December 1, 2023

The policy applies only to incentive-based compensation received on or after the effective date of October 2, 2023.

Scope

The policy applies to incentive-based compensation received by executive officers based on erroneous data, in excess of what would have been received based on the restated financial statements. The difference is considered to be the ‘recoverable amount’.

•	Executive officers include:
o	The president;
o	The CFO acting as principal financial officer;
o	The financial controller acting as principal accounting officer;
o	The other members of the executive committee.

•	‘Incentive-based compensation’ includes any compensation granted, earned or vested based wholly or in part on attaining any financial reporting measure.

The following types of compensation are not considered incentive-based compensation and are therefore not subject to a recovery policy:

o	salaries;
o	bonuses paid solely at the discretion of the compensation committee or board based on achieving subjective or strategic measures tied only to operational or strategic goals;
o	non-equity incentive plan awards earned solely on satisfying operational or strategic measures; and
o	other equity awards, such as free shares or share subscription warrants for which granting and vesting are not based on achieving financial reporting measure performance goals and vesting is contingent solely on completion of a specified employment period and/or attaining nonfinancial reporting measures.

•

Incentive-based compensation included in the scope of this policy are those based on financial reporting measures. A ‘financial reporting measure’ is one that is determined and presented under the accounting principles used to prepare the issuer’s financial statements and measures derived wholly or in part from such measures, including:

o	Measures taken directly from the financial statements;
o	Stock price or total shareholder return that would be affected by accounting-related Information and subject to disclosure requirements; and
o	Non-GAAP and other measures, metrics and ratios (KPIs) that are not non-GAAP measures but are derived from and presented outside of the financial statements such as MD&A, results of operations or outside of an SEC filing.

Examples include, but are not limited to:

o	Financial ratios (accounts receivable turnover and inventory turnover rates);
o	Liquidity measures (working capital, operating cash flow);
o	Return measures (return on invested capital, return on assets);
o	Leverage ratios (debt to equity);
o	EBITDA and adjusted EBITDA;
o	Cost per employee;

General principles

1.	Triggering event

1.1.	Definition of the triggering event

The policy is triggered when the Company is required to prepare an accounting restatement that corrects an error that is:

●	Material to the previously issued financial statements (‘Big R’); or
●	Not material to the previously issued financial statements but would result in a material misstatement if the error were corrected, or left uncorrected, in the current period (‘little r’ restatement).

The trigger is therefore the materiality of the error to prior or current periods.

The following diagram depicts which restatements trigger the recovery policy:

A ‘Big R’ restatement is what we typically think of when the word restatement is used. This occurs when an error is discovered that is material to a prior period and the financial statements are reissued to correct the error. A ‘Big R’ restatement requires the Company to restate and reissue prior-period financial statements.

A ‘little r’ restatement occurs when an issuer restates and revises prior-period financial statements due to an error, or an accumulation of errors, that are not material to the individual periods in which they arose. If correcting the error in the current period or if leaving the error unrecorded in the current period would be material to the current period, an issuer is required to correct the prior-period financial statements the next time they are issued as a ‘little r’ restatement. This materiality determination triggers the issuer’s recovery policy.

1.2.	Determination and authorization of the restatement

The identification of an error leading to a potential restatement of the financial statement is generally made by:

-	The financial controller or the CFO during the preparation of the financial statements
-	The auditors during their review of the financial statements

After evaluating the impact of the identified error and confirming it with auditors, the CFO reports the error and the need for a restatement to the CEO. Upon approval of the CEO, the CFO informs the chairperson of the Audit Committee and the Audit Committee reviews the impacts of the error correction and reports to the Board of Directors for final approval.

Once the restatement has been approved, the CFO prepares corrected financial statements and proceeds to the evaluation of the ‘recoverable amount’ from past incentive-based compensation paid to executive officers in the scope of the policy.

2.	Determination of the recovery period

The ‘recovery period’ is defined as the three completed fiscal years immediately preceding the date it is determined that the Company is required to prepare an accounting restatement, as shown on the following diagram:

The fiscal year in which incentive-based compensation is deemed to have been ‘received’ is based on when the award’s financial reporting measure goal is attained, not when the award is actually calculated, paid, issued or granted. Procedural acts or other conditions necessary to effect a payment or issuance (such as obtaining board approval for payment or calculating the amount earned) are not relevant for determining the date received. For example, if a revenue metric is met in November 20X3 and stock-option grant awards are tied to achieving that metric, then that incentive-based compensation is deemed to have been received during the fiscal year ended December 31, 20X3, even if the stock options are not approved and granted by the board until February 20X4.

3.	Determination of the recoverable amount

The ‘recoverable amount’ is the amount of awarded incentive-based compensation received by executive officers that exceeds the amount those officers would have received had the compensation been determined based on the restated financial results, without regard to taxes paid.

When the incentive-based compensation is based on stock price or total shareholder return, and the Company cannot simply recalculate the amount of erroneously awarded compensation from the information in the restatement, it must:

-	Make a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return at the time the incentive-based compensation was received; and
-	Provide the documentation of the reasonable estimate to the applicable exchange.

After determination, the recoverable amount is reviewed and approved by the Compensation committee.

4.	Exceptions

The Company is permitted an exemption from recovery when one of the following conditions is present and the issuer’s committee responsible for executive compensation decisions, or equivalent, determines that recovery would be impracticable:

-	The expense of enforcing the policy would exceed the amount to be recovered after making a reasonable attempt of recovery, and this effort has been documented and provided to the relevant exchange;
-	Recovery would violate a French law adopted before November 28, 2022, and the Company has obtained an opinion of French counsel and provided it to the relevant exchange; or
-	Recovery would cause an otherwise tax-qualified retirement plan to lose its status.

5.	Disclosures

This policy must be disclosed in an exhibit to each annual report along with specific information about any recovery events